UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-QSB
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2007

☐	Transition Report on Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-QSB
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I - REGISTRANT INFORMATION

TITAN ENERGY WORLDWIDE, INC.

Full Name of Registrant

Not applicable.

Former Name if Applicable

311 4th Avenue Suite 317

Address of Principal Executive Office (Street and Number)

San Diego, CA 92101

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Company was unable to file its Form 10-QSB within the prescribed period without unreasonable expense because management was not able to complete the Form 10-QSB due to delays caused by a change in the Company’s auditors on July 16, 2007. The Company fully expects to be able to file within the additional time allowed by this report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Arthur S. Marcus, Esq.	(212)	752-9700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

Both Sales and Cost of Sales for the six months ended June 30, 2007 increased. Sales for the six months ended June 30, 2007 were approximately $5,383,896 compared to $0 for the six months ended June 30, 2006. The primary reason for the increase was the acquisition of Stellar Energy Services (“Stellar”) in December 2006. The Company also sold its first two Sentry 5000 units in the second quarter of 2007, which resulted in additional revenue of approximately $300,000. Stellar’s sales in the first half of 2007 exceeded sales in the same period of last year by over $2,000,000.

Cost of sales was approximately $4,749,633 for the six months ended June 30, 2007, compared to $0 for the six months ended June 30, 2006. General and administrative expenses also increased from $133,476 for the six months ended June 30, 2006 to approximately $1,398,491 for the six months ended June 30, 2007. This increased amount includes approximately $610,000 in wages for fulltime consultants who are actively involved in managing the operations and raising capital. In addition, we had consulting services of approximately $300,000 in the first quarter of 2007 related to strategies for raising capital and investor relations. The remainder of the increase is attributable to the inclusion of the Company and Stellar subsidiaries which were not acquired until the second half of 2006.

TITAN ENERGY WORLDWIDE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2007	By:	/s/ Jeffrey W. Flannery
Jeffrey W. Flannery
Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)